3 May 2010

Dear Option Holder

OFFER OF SHARES UNDER SHARE PURCHASE PLAN

The Directors of Samson Oil & Gas Limited (“Samson”) today announced the introduction of a Share Purchase Plan (“SPP”).  The SPP will enable eligible shareholders in Samson, irrespective of the size of their shareholding, to participate in offers to purchase up to AU$15,000 of fully paid ordinary shares in Samson at a discounted price of 3.4 cents each, free of all brokerage and commission costs (“Offer”).

To participate in the Offer you will need to be registered as a shareholder of Samson on the record date, being 5:00pm WST on Tuesday 18 May 2010 (“Record Date”).

As an option holder, unless you also own shares in Samson on the Record Date there will be no entitlement to participate in the Offer.  In those circumstances, if you wish to participate in the Offer you must exercise at least a portion of your options and be entered onto the register as a shareholder on or before the Record Date.

To do so, you should complete a Notice of Exercise of Options and lodge the Notice with the Company, together with your payment for the number of shares you wish to take up.  If payment for the exercise of options is not received before the Record Date, you will not be able to participate in the Offer.  You do not need to exercise all of your options to become an eligible shareholder.

A Notice of Exercise of Options is enclosed for your convenience.

If you do not wish to participate in the SPP (in respect of your options) you do not need to take any action.
Before deciding whether to exercise any or all of your options, you should consult with your professional adviser.

If you require further information, please contact Denis Rakich, Company Secretary on (08) 9220 9830.

Yours sincerely
SAMSON OIL & GAS LIMITED

DENIS RAKICH
Company Secretary